SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

“CNPJ/MF” [Corporate Taxpayer’s Roll/Treasury Department]

No. 01.832.635/0001-18

“NIRE” [Company Registry ID Number] 35.300.150.007

Publicly Traded Corporation

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 30, 2010

Date, Time and Place: July 30, 2010, at 12:00 a.m., at the Company’s head office, located at Avenida Jurandir nº 856, Lote 04, 1º andar, Jardim Ceci, Cidade de São Paulo, Estado de São Paulo [City of São Paulo, State of São Paulo].

Quorum: All members of the Board of Directors.

Board: Maria Cláudia Oliveira Amaro, Chairwoman; Flávia Turci, Secretary.

Agenda and Deliberations:

(1) With the abstention of the votes of Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Marco Antonio Bologna and André Esteves, in face of the provisions under article 156 of the Law No 6.404 of December 15, 1976, as amended (the “Corporate Law”), and after the analysis of the Board recommendations, it was approved the Company capital stock increase, within the limit of the authorized capital, in accordance with article 6 of the Company Bylaws, from the current R$ 675,496,946.48 (six hundred and seventy-five million, four hundred and ninety-six thousand, nine hundred and forty-six reais and forty-eight centavos) [T.N.: Brazilian currency Real, pl. Reais.] to R$ 819,892,396.48 (eight hundred and nineteen million, eight hundred and ninety-two thousand, three hundred and ninety-six reais and forty-eight centavos), being this increase in the amount of R$ 144,395,450.00 (one hundred and forty-four million, three hundred and ninety-five thousand, four hundred and fifty reais), upon the issuing of 5,621,634 (five million, six hundred and twenty-one thousand, six hundred and thirty-four) new common shares, for the issue price of R$ 25.69 (twenty-five reais and sixty-nine centavos), in accordance with the terms and conditions exposed in the document prepared based on the information required under annex 14 of “CVM” [Brazilian Securities Commission] Instruction No. 481/09, which constitutes the Annex 1 of these Minutes;

(2) It was unanimously approved a granting by the Company, in favor of TAM Linhas Aéreas S.A., of guarantees under the modality of surety, as established in the Deed of Guarantee, as well as all the other documents related to the referred guarantee linked to the following instruments: (i) Aircraft Lease Agreement, referent to the aircraft Airbus A319-100, serial number 2467, prefix PT-TMF, and (ii) Aircraft Lease Agreement, referent to the aircraft Airbus A320-214, serial number 4446, prefix PR-MYI;

(3) It was unanimously approved the granting by the Company in favor of Pantanal Linhas Aéreas S/A, of guarantees under the modality of surety, as established in the Deed of Guarantee, as well as all the other documents related to the referred guarantee linked to the following instruments: (i) Aircraft Lease Amendment Agreement, referent the aircraft ATR 42-320, serial number 346, prefix PT-MFJ, and (ii) Aircraft Lease Amendment Agreement, referent to the aircraft ATR 42-320, serial number 376, prefix PT-MFM;

(4) It was unanimously approved the vote to be delivered by the Company at the General Extraordinary Shareholders’ Meeting of Multiplus S/A, towards a change in the head office of that company;

(5) It was unanimously approved the confirmation of the vote delivered at the General Extraordinary Shareholders’ Meeting of TAM Linhas Aéreas S/A, held on July 22, 2010, for approval of the following subjects related to the issuing of debentures of that company: (i) change of clauses 5.1.5.1, 5.11.1, 6.3.2.1, 8.4 (xv), and the Glossary, as well as inclusion of clause 8.4 (xxvi) and exclusion of clauses 5.7, 5.6.1.1, 5.6.1.2, 5.6.1.3, 5.6.1.4 and 5.8, for the “Private Deed for 1st Issue of Simple Debentures, Non-Convertible into Shares, in Single Series, of Real Guarantee Type, for Public Distribution with Restricted Efforts of Placement, of TAM Linhas Aéreas S.A.”, entered into on July 17, 2009 (the “Deed”); (ii) establishment of a new grace period, as well as a new frequency for repayment of the unit par value of the debentures, a change in remuneration of the debentures and frequency of payment of the remuneration, as well as the establishment of a premium to be paid by the Company to the holders of the debentures in face of the change in the Deed’s terms and conditions; and (iii) change of the “Private Instrument of Fiduciary Assignment of Credit Rights and Other Covenants”, entered into on July 17, 2009, as amended on July 30, 2009 (the “Guarantee Agreement”), to reflect the changes to be made in the Deed;

(6) It was unanimously approved the request for exercising the purchase option of 18,048 (eighteen thousand and forty-eight) preferred shares presented by Mr. Egberto Vieira Lima, related to the First Grant, made based on the Company Stock Option Plan, with the use of treasury shares.

Closing: Without further subjects, the meeting was adjourned and these minutes were drawn in a summary form, which after being read was signed by all presents. São Paulo, July 30, 2010. (signed) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Waldemar Verdi Junior, Andre Silva Esteves, Alexandre Silva, Emilio Romano and Marco Antonio Bologna. A true copy of the minutes was posted to the proper book.

_______________________________ Flávia Turci Secretary

ANNEX I

BOARD OF DIRECTORS’ MEETING

Held on July 30, 2010

ANNEX 14 OF CVM INSTRUCTION 481/09

TERMS AND CONDITIONS FOR CAPITAL STOCK INCREASE

1. Inform value of the increase and the new capital stock

The increase shall be in the amount of R$ 144,395,450.00 (one hundred and forty-four million, three hundred and ninety-five thousand, four hundred and fifty reais). Considering the subscription and payment of 100% of the shares established in the capital stock increase, the capital stock shall be R$ 819,892,396.48 (eight hundred and nineteen million, eight hundred and ninety-two thousand, three hundred and ninety-six reais and forty-eight centavos).

2. Inform whether the increase shall be made upon: (a) conversion of debentures into shares; (b) exercise of subscription right or subscription bonus; (c) capitalization of profits or reserves; or (d) subscription of new shares

The increase shall be made upon subscription of new shares.

3. Explain in detail the reasons for the increase and the legal and economic consequences thereof

The capital stock increase is part of the operation for acquisition of the company TAM MIlor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”), as explained in the Relevant Fact of July 13, 2010 (the “Relevant Fact”). TAM Milor is the holder of TAM trademarks and related trademarks (“TAM trademarks”) used by the Company, by its subsidiary TAM Linhas Aéreas S.A. (“TLSA”) and other associated companies. The use of such trademarks by the mentioned companies has been formalized under a license agreement for use of trademarks, entered into on 03/10/2005, which provides for the payment of a monthly remuneration adjusted at “IGP-M” [General Market Price Index] in favor of the holder of the trademarks, as contained in the information related to transactions with related parties, provided by the Company in their periodic reports. TAM Milor also receives a remuneration from TAM Aviação Executiva e Táxi Aéreo S.A. for the use of TAM trademarks. After the acquisition of the totality of shares of TAM Milor, TLSA acquired control of TAM trademarks, integrating them to its group of assets by means of the investment made in TAM Milor. For the purchase of TAM Milor’s shares, TLSA paid the total price of R$ 169,877,000.00 (one hundred and sixty-nine million, eight hundred and seventy-seven thousand reais), of which 15% in cash and the 85% balance in the amount of R$ 144,395,450.00 (one hundred and forty-four million, three hundred and ninety-five thousand, four hundred and fifty reais) represented by promissory notes in favor of the sellers (the “Credit”). The sellers, current shareholders of TAM Milor, are also shareholders of the Company, jointly holding the majority of common shares. The same sellers shall fund the Credit in the Company capital stock increase, upon the subscription of new common shares, taking into consideration the preemptive right of the other shareholders to participate in the subscription. Therefore, the Company shall be the Credit holder. The same Credit shall be then used for capital stock increase in the subsidiary TLSA, the Credit debtor.

4. Provide a copy of the fiscal board opinion, if applicable

Not applicable. The Company has a non-permanent Fiscal Board, which is not currently installed.

5. In case of capital stock increase upon subscription of shares

a. Describe the use of funds

The subscribed shares shall be paid up with the above-mentioned Credit, which shall be used by the Company for capital stock increase of its subsidiary TLSA. To the other Company shareholders not holding the mentioned Credit it shall be guaranteed the preemptive right in the subscription of new common shares, within a period of thirty (30) days from the date of publication of the minutes to the Board of Directors’ meeting dealing with capital stock increase. In case of exercise of the preemptive right, the values paid by the shareholders exercising such right shall be proportionally delivered to the holders of the Credit to be capitalized, as established under article 171, paragraph 2, of the Corporate Law.

b. Inform the number of shares issued for each type and class

The Company shall issue 5,621,634 (five million, six hundred and twenty-one thousand, six hundred and thirty-four) common shares.

c. Describe the rights, benefits and restrictions assigned to the shares to be issued

The common shares issued in the capital stock increase shall grant the same rights and characteristics, and shall have the same restrictions granted by the other outstanding TAM common shares.

d. Inform whether the subscription shall be public or private

The subscription shall be private.

e. In case of a private subscription, inform whether the parties are related, as defined under the accounting procedures on this subject, they shall subscribe shares in the capital stock increase, and specify the respective amounts, if such amounts are already known

Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro, all shareholders of TAM – Empreendimentos e Participações S.A., controlling shareholder of the Company with 44,804,238 common shares and 24,768,755 preferred shares, as well as Marcos Adolfo Tadeu Senamo Amaro, partner of Amaro Aviation Participações S.A, holder of 5,295,149 Company common shares, shall subscribe and pay up shares in the capital stock increase, in the following conditions, in case there is no exercise of the preemptive right by other shareholders other than the ones named below:

Maria Cláudia Oliveira Amaro: 858,688 new common shares

Maurício Rolim Amaro: 858,688 new common shares

Noemy Almeida Oliveira Amaro: 2,576,109 new common shares

João Francisco Amaro:  469,461 new common shares

Marcos Adolfo Tadeu Senamo Amaro: 858,688 new common shares.

f. Inform the issue price of the new shares or the reasons why its pricing should be delegated to the board of directors, in cases of public distribution

The issue price shall be R$ 25.69 (twenty-five reais and sixty-nine centavos) for each common share, determined based on the average of closing quotations of Company preferred shares in BM&FBovespa, for the last 30 auctions prior to July 13, 2010, date in which it was published the Relevant Fact disclosing the approval for purchase of total shares of TAM Milor and describing the actions that would be subsequently adopted, among them the capital stock increase herein discussed.

g. Inform the par value of the shares issued or, in case of shares without par value, the portion of the issue price that shall be destined to capital reserve

The common shares to be issued shall not have a par value.

h. Provide the management opinion on the effects of the capital stock increase, mainly with respect to the dilution provoked by the increase.

In management opinion, the capital stock increase and its form of paying up (by means of a credit funding held by the subscribers against TLSA, a subsidiary of the Company) presents benefits, considering that by means of it and among other actions, the Company and its subsidiaries become holders of a relevant assets (TAM trademarks), which is also a symbol of the company’s image and operations. The form of paying up, on the other hand, is an indication of confidence that the controlling shareholders, subscribers of the capital stock increase, entrust the Company.

The issue price of the shares in the capital stock increase was established, without unjustifiable dilution to current TAM shareholders, based on the average of closing quotations of Company preferred shares in the BM&FBovespa, in the thirty (30) auctions prior to the Relevant Fact of 07/13/2010, as provided for under art. 170, §1, III of the Law 6.404/76 and amendments (the “Corporate Law”).

Additionally, it shall be assured to the shareholders that hold Company common and preferred shares the preemptive right for subscription of the common shares issued. Considering that the capital stock increase shall be made in a single type of shares, so changing the current proportion between common and preferred shares, the shareholders holding preferred shares shall have preemptive right for acquisition of the new common shares issued, at the proportion that they had in the Company total capital, prior to the increase, in accordance with the terms of article 171 paragraph 1, (b) of the Corporate Law.

i. Inform the criterion for calculation of the issue price and justify, in detail, the economic aspects that have determined your choice

The issue price of the shares resulting from the capital stock increase, in the amount of R$ 25.69 for each common share, was calculated as provided for under art. 170, §1, III, of the Corporate Law, based on the average of closing quotations of the Company preferred shares in the BM&FBovespa, in the thirty (30) auctions prior to the Relevant Fact. The choice of the market quotation of Company preferred shares for determining the issue price of the common shares takes into consideration the high liquidity of Company preferred shares.

j. In case the issue price has been established with a premium or discount in relation to the market value, indicate the reason for the premium or discount and explain how it has been determined

Not applicable.

k. Provide a copy of all reports and studies supporting the establishment of the issue price

The issue price was determined based on a calculation formulated by management, based on the average quotation of Company preferred shares, reason why there are no reports justifying such issue price.

l. Inform the quotation of each type and class of company shares in the markets they are listed, indicating:

i. Minimum, medium and maximum quotation in each year, for the last three (3) years

	R$ per Preferred Share (1)
Fiscal Year	Minimum	Medium(2)	Maximum
2007	39.64	54.42	68.71
2008	13.70	31.42	42.00
2009	12.70	21.89	39.20

	R$ per Common Share
Fiscal Year	Minimum	Medium(2)	Maximum
2007	49.90	60.88	65.91
2008	14.37	41.72	52.16
2009	13.28	22.31	33.95

(1)           These figures have not been adjusted to reflect the split agreed on May 16, 2005 in which the holders of our existing shares received two shares of the same type and class for each share held.

(2)           Calculated as the average of the closing prices for the period.

ii. Minimum, medium and maximum quotation in each quarter, for the last two (2) years

	R$ per Preferred Share (1)
Quarter	Minimum	Medium(2)	Maximum
First quarter of 2008	29.66	36.22	42.00
Second quarter of 2008	29.52	34.49	40.30
Third quarter of 2008	24.25	32.95	40.53
Fourth quarter of 2008	13.70	22.09	37.65
First quarter of 2009	12.70	16.66	22.63
Second quarter of 2009	12.87	17.65	21.25
Third quarter of 2009	20.20	23.81	26.15
Fourth quarter of 2009	23.00	29.44	39.20

	R$ per Common Share
Quarter	Minimum	Medium(2)	Maximum
First quarter of 2008	N/A	N/A	N/A
Second quarter of 2008	46.94	48.68	52.16
Third quarter of 2008	46.94	46.94	46.94
Fourth quarter of 2008	14.37	14.37	14.37
First quarter of 2009	13.34	18.86	28.26
Second quarter of 2009	13.28	16.09	18.46
Third quarter of 2009	17.07	20.32	22.76
Fourth quarter of 2009	22.75	26.66	33.95

(1)           These figures have not been adjusted to reflect the split agreed on May 16, 2005 in which the holders of our existing shares received two shares of the same type and class for each share held.

(2)           Calculated as the average of the closing prices for the period.

iii. Minimum, medium and maximum quotation in each month, for the last six (6) months

	R$ per Preferred Share
Month	Minimum	Medium(1)	Maximum
January 2010	34.47	39.17	42.99
February 2010	31.15	33.98	36.10
March 2010	28.40	30.74	33.95
April 2010	29.45	31.39	33.30
May 2010	23.75	26.89	30.91
June 2010	23.37	25.67	27.47

(1)           These figures have not been adjusted to reflect the split agreed on May 16, 2005 in which the holders of our existing shares received two shares of the same type and class for each share held.

(2)           Calculated as the average of the closing prices for the period.

	R$ per Common Share
Month	Minimum	Medium(1)	Maximum
January 2010	28.59	29.83	30.22
February 2010	29.52	29.53	29.54
March 2010	28.26	28.43	28.61
April 2010	25.80	27.32	28.59
May 2010	25.00	30.72	34.00
June 2010	N/A	N/A	N/A

(1)                Calculated as the average of the closing prices for the period.

iv. Average quotation for the last 90 days

Average closing quotation for the last 90 days, counted from the date of the relevant fact (Jul/13/2010), of preferred shares:

Type of share	Medium(1)
Preferred	28.25
Common	29.06

(1)           Calculated as the average of the closing prices for the period.

m. Inform the issue prices of shares in the capital stock increases within the last three (3) years

On August 29, 2007 the Board of Directors’ Meeting approved a capital stock increase, upon the exercise of a stock purchase option by the Company’s executive Mauro Guimarães Squizato, which was granted under the terms of the Stock Option Plan, in the amount of R$ 496,946.48 with he issuing of 21,806 preferred nominative book entry shares without par value, of which 16,140 were preferred shares referent to the first grant and 5,666 preferred shares referent to the second grant, for the issue price duly monetarily adjusted of R$ 15.21 per preferred share referent to the first grant and R$ 44.38 per preferred share referent to the second grant.

n. Present potential dilution percentage resulting from the issuance

The potential dilution resulting from the issuance after the capital stock increase is shown in the table below:

		Quantity	Prior	Quantity of
	Price of	of ONs	quantity	ONs after	Quantity of	Total	Total
	share (R$)	issued	of ONs	issuance	PNs	Quantity	dilution

Before the relevant fact	-	-	50,195,049	50,195,049	100,390,098	150,585,147	-
Average 30 days	25.69	5,621,635	50,195,049	55,816,688	100,390,098	156,206,786	3.73%

o. Inform the terms, conditions and form of subscription and paying up of the shares issued

The shareholders holding common and preferred shares issued by the Company deposited with Itaú Unibanco S.A and that want to exercise their preemptive rights in the subscription of new shares should go to any agency of Itaú Unibanco S.A. for subscription of the new shares, upon signature in the subscription form and payment of the corresponding price. The service shall be performed during the bank business hours, from August 02, 2010 until August 31, 2010. The shareholders holding shares deposited with the Assets Depositary Central of the BM&FBOVESPA (the “Assets Depositary Central”), should exercise the respective rights by means of their custody agents and in accordance with the rules established by the Assets Depositary Central itself, taking into consideration the times and conditions of this Annex 14. The preemptive right for subscription of the shares in the capital stock increase should be exercised within the period of 30 days counted from the date of publication of the minutes of the Company Board of Directors’ meeting of July 30, 2010. Payment for the shares shall be made in cash, in valid local currency or upon capitalization of credits duly qualified by the Company, at the moment of subscription.

For exercising the preemptive right, or for assigning such right at subscription of the shares issued in the capital stock increase through Itaú Unibanco S.A. the following documents shall be required:

Natural Person: ID card, Individual Taxpayer’s Registry with the Ministry of Finance (“CPF/MF”) and a proof of address.

Legal Entity: Articles of Association or Bylaws and the Minutes of the Shareholders’ Meeting that elected the current officers, duly filed with the competent agency of Departamento Nacional do Registro de Comércio (“DNRC”) and a proof of address.

p. Inform whether the shareholders shall have preemptive right to subscribe the new shares issued and detail the terms and conditions to which such right is subject

(i) Except for the provisions in (ii) below, it shall be assured to Company shareholders holding common and preferred shares the preemptive right for subscription of the shares issued in the capital stock increase, in proportion of the shares they held before closing the auction on the day immediately prior to the date of publication of the Notice to Shareholders that shall disclose the terms and conditions of the capital stock increase. Considering that the capital stock increase shall be made in a single type of shares, changing the current proportion between common and preferred shares, the shareholders holding preferred shares shall have preemptive right for acquisition of the new common shares issued, in the proportion that they had in the Company total capital prior to the increase, in accordance with the terms of article 171, paragraph 1, (b) of the Corporate Law.

Shares acquired from August 02, 2010 on shall not be eligible to preemptive right for subscription of the shares issued in the capital stock increase.

Each 26.79 Company shares, both common and preferred, shall grant to its holder the preemptive right to subscribe one (01) new common share in the capital stock increase.

The preemptive right should be exercised within the period of 30 days counted from the date of publication of the minutes of the Company Board of Directors’ meeting of July 30, 2010. The preemptive right may be freely granted by the Company shareholders to third parties, in accordance with the terms of article 171, §6, of the Law No. 6.404. The shareholders holding Company common and preferred shares deposited with Itaú Unibanco S.A. and that want to negotiate their subscription rights during the period of exercise of the preemptive right may do it at an agency of Itaú Unibanco S.A specialized in assisting shareholders. The shareholders that have exercised the preemptive right may not grant the subscription right to the remainder shares. The shareholders which shares are under custody with the BM&FBOVESPA should contact their custody agents.

The fractions of shares issued by the Company resulting from the exercise of the preemptive right in the capital stock increase subscription by the Company shareholders shall be disregarded for purposes of exercising the preemptive right. The fractions of shares shall be grouped in full numbers of shares that may be subscribed by the shareholders that have indicated their interest in the remainder shares arising from grouping shares in the subscription form.

In case of exercise of the preemptive right, the values paid by the shareholders exercising such right shall be proportionally delivered to the Credit holders, as established under article 171, paragraph 2, of the Corporate Law.

(ii) Considering that TAM shall not file with US Securities and Exchange Commission the common shares issued in the capital stock increase, and further considering the terms established in the Deposit Agreement that regulates the American Depositary Receipts (“ADR”) representing preferred shares issued by the Company, the Depositary Bank of ADRs shall neither exercise the preemptive right, nor shall extend to ADR holders the preemptive right granted by the shares supporting the ADRs.

q. Inform the management proposal for treatment of eventual remainder shares

(i) Remainder shares arising from grouping fractions: Shareholders should state their interest in reserving remainder shares in the corresponding subscription form. After the end of time for exercising the preemptive right, the shareholders that have stated their interest in reserving remainder shares in the subscription form shall have a period of five (5) days counted from the date of calculation of the remainder shares to be informed by Itaú Unibanco S.A. for subscription of the remainder shares not subscribed. The Company shall disclose the information related to remainder shares upon a notice to the market, filed with the CVM’s IPE system.

(ii) Remainder shares not subscribed: There shall be no remainder shares not subscribed, in view that the capital stock increase may be paid up upon capitalization of the Credit in the exact value of the capital stock increase. For such reason it shall not be published a Notice to Shareholders informing the completion thereof.

r. Describe in detail the procedures that shall be adopted in case it is expected a partial approval of the capital stock increase

There is no expectation of partial approval, in face of the information in “q” above.

s. In case the issue price of the shares is totally or partially performed with properties

i. Present a full description of the properties

Not applicable

ii. Explain which is the relation between the properties incorporated to the company’s assets and the company’s corporate object

Not applicable

iii. Provide a copy of the evaluation report of the properties, in case it is available

Not applicable

6. In case of capital stock increase upon capitalization of profits or reserves.

a. Inform whether it shall imply in changing the par value of the shares, if it is the case, or in a distribution of new shares to the shareholders

Not applicable

b. Inform whether the capitalization of profits or reserves shall be made with or without a change in the number of shares, in companies having shares without par value

Not applicable.

c. In case of distribution of new shares

i. Inform the number of shares issued for each type and class

Not applicable.

ii. Inform the percentage that shareholders shall receive in shares

Not applicable.

iii. Describe the rights, benefits and restrictions assigned to the shares to be issued

Not applicable.

iv. Inform the cost of acquisition, in reais per share, to be assigned so that the shareholders may comply with art. 10 of the Law 9.249, of December 26, 1995

Not applicable.

v. Inform the treatment given to fractions, if it is the case

Not applicable.

d. Inform the time established in accordance with § 3, art. 169 of the Law 6.404, of 1976

Not applicable.

e. Inform and provide the information and documents established in item 5 above, if applicable

Not applicable.

7. In case of capital stock increase for conversion of debentures into shares or for exercise of subscription bonus

a. Inform the number of shares issued for each type and class

Not applicable

b. Describe the rights, benefits and restrictions assigned to the shares to be issued

Not applicable

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 03, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.